xstrata

09045691

SEC Mail Processing Section

MAR 2 0 2009

Washington, DC 101

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Thursday, March 12, 2009

SUPPL

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of October, November and December 2008.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

3/26

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

XSTRATA PURCHASE OF LONMIN SHARES

Zug, 1 October 2008

Xstrata plc ("Xstrata") announces that it has today acquired 22,232,940 Lonmin ordinary shares ("Lonmin Shares") at an average price of approximately £19.79 per Lonmin Share for a total cash consideration of approximately £440 million ($786 million). These acquisitions will be entirely funded through the Xstrata Group's debt facilities. The number of Lonmin Shares acquired today represents approximately 14.2% of Lonmin's issued ordinary share capital.

The Lonmin Shares acquired today together with those previously acquired by Xstrata represent approximately 24.9% of Lonmin's issued ordinary share capital (38,939,421 Lonmin Shares). The Xstrata Group's shareholding in Lonmin has been acquired for a total aggregate cash consideration of approximately £991 million ($1,770 million).

Mick Davis, Xstrata plc Chief Executive commented:

"Xstrata's purchase of an additional stake in Lonmin today provides us with a significant shareholding in one of the world's largest platinum producers. We continue to believe the medium and long-term fundamentals of platinum are robust and that the structure of the platinum industry remains attractive.

"Xstrata has today entered into a new three-year $5 billion multi-currency revolving loan facility with a group of its relationship banks. The new facility will be used to refinance existing debt and for general corporate purposes and underlines Xstrata's robust financial position and flexibility. Xstrata remains well positioned to execute its strategy of growth and value creation for shareholders from a broad range of growth options."

Ends

Xstrata File
Number 82-34660

<u>Xstrata contacts</u>

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@Xstrata.com

Songezo Zibi
Telephone +27 11 250 0000
Mobile +27 82 303 8176
Email szibi@Xstrata.co.za

Aura Financial
Michael Oke
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Investors and analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@Xstrata.com

www.Xstrata.com

Notes to editors

About Xstrata

Xstrata is a global diversified mining group, listed on the London and SWX Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

About Lonmin

Lonmin is the world's third largest platinum producer with operations and growth projects located in the Bushveld complex in South Africa, a country which accounts for approximately 77% of global platinum supply. Lonmin's operations are fully integrated from mine to market and benefit from a substantial resource base with a published life of mine in excess of 30 years and further growth potential. Lonmin's principal asset, the Marikana complex, is located some 10 kilometres from Xstrata Alloys' Wonderkop complex and within 40 kilometres of Xstrata Alloys' head office.

For the year ended 30 September 2007, Lonmin's profit before tax was US$705 million (US$396 million for the six months ended 31 March 2008) and as at 31 March 2008, Lonmin's gross assets were US$3,859 million.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

NEWS RELEASE

Xstrata File
Number 82-34660

xstrata

NO INTENTION TO MAKE AN OFFER FOR LONMIN PLC ("LONMIN")

Zug, 1 October 2008

On 6 August 2008, Xstrata plc ("Xstrata") announced a possible offer for Lonmin under Rule 2.4 of The City Code on Takeovers and Mergers (the "Code"). On 3 September 2008, the Panel Executive announced that Xstrata must, by 5.00 p.m. London time on 2 October 2008, either announce a firm intention to make an offer for Lonmin under Rule 2.5 of the Code or announce that it does not intend to make an offer for Lonmin.

Xstrata has concluded that, in light of the current unprecedented uncertainty in the financial markets and due to the requirement in the proposed financing terms to refinance in the short term a significant tranche of the acquisition debt facility, finalising the bank debt necessary to implement the offer on those terms would not be in the best interest of Xstrata. As a result, Xstrata has no current intention to make an offer for Lonmin.

Mick Davis, Xstrata plc Chief Executive commented:

"Today's announcement is made against a background of extreme volatility and uncertainty in the financial markets. The current lack of clarity and certainty regarding the future availability of credit introduces significant risks into the financing package available to Xstrata, in respect of the requirement in the proposed financing terms to refinance a substantial portion of the debt funding within 12 months. As a result, Xstrata has concluded that it will not proceed with an offer for Lonmin within the deadline set by the Panel Executive.

"While the current instability of the financial markets has created an environment of great uncertainty, it does not change the fundamental robust nature of Xstrata's cash generative portfolio and profitability. Nor does it change our long-held view that commodity prices will remain elevated over historical averages in the medium term, albeit with some short-term weakness. This view is underpinned by the secular up-shift

in demand that is driven by the industrialisation and urbanisation of China and emerging Asian markets, together with the real and ongoing constraints which exist in effecting sustained increases in supply. I remain confident that Xstrata's strategy to grow organically and through acquisition to create value for our shareholders remains in tact and as relevant as ever."

Xstrata reserves the right to acquire Lonmin shares, subject to and in accordance with the requirements of the Code and other applicable regulations. For the purposes of Rule 2.8 of the Code, Xstrata reserves the right to make or participate in an offer for Lonmin (and/or take any other action which would otherwise be restricted under Rule 2.8 of the Code) within the next six months following the date of this announcement:

(i) with the agreement or recommendation of the board of directors of Lonmin;

(ii) following the announcement of an offer by or on behalf of a third party for Lonmin;

(iii) following the announcement by or on behalf of Lonmin of a "whitewash" proposal (for the purposes of Note 1 on the Notes on Dispensations from Rule 9 of the Code) or a reverse takeover (as set out in Note 2 on Rule 3.2 of the Code); or

(iv) if there is a material change of circumstances.

Xstrata currently holds 10.68% of Lonmin's issued share capital or 16,706,481 shares in total.

Ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Songezo Zibi
Telephone +27 11 250 0000
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

Aura Financial
Michael Oke
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Investors and analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director
Ian Strachan

4. State whether notification relates to director named in 3 and identify the connected person
Notification does not relate to a person connected with a director

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Ian Strachan

8. State the nature of the transaction
Acquisition of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
5,700

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.000%

11. Number of shares, debentures or financial instruments relating to shares disposed
Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
Nil

13. Price per share or value of transaction
£17.19

xstrata

14. Date and place of transaction
London – 2 October 2008

15. Date issuer informed of transaction
3 October 2008

16. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
6 October 2008

END

Xstrata File
Number 82-34660

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director
Claude Lamoureux

4. State whether notification relates to director named in 3 and identify the connected person
Notification does not relate to a person connected with a director

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Claude Lamoureux

8. State the nature of the transaction
Acquisition of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
4,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.000%

11. Number of shares, debentures or financial instruments relating to shares disposed
Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
Nil

Xstrata File
Number 82-34660

xstrata

13. Price per share or value of transaction
£13.78

14. Date and place of transaction
London – 9 October 2008

15. Date issuer informed of transaction
9 October 2008

16. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
10 October 2008

END

xstrata technology

Xstrata File Number 82-34660

NEWS RELEASE

Red Dog to Install IsaMills™

Brisbane, 14th October, 2008

Teck's huge Red Dog zinc mine in Alaska has purchased two M3000, 1.5 MW IsaMills™.

Red Dog Chief Metallurgist, Brigitte Lacouture said Red Dog needed additional regrinding capacity to treat harder ore from the Aqqaluk deposit. Red Dog was commissioned in late 1989, and produces over 1.0 Mt/y of zinc concentrate and 0.23 Mt/y lead concentrate. Currently the circuit uses up to 10 vertical tower mills for regrinding intermediate flotation streams. Lacouture explained that the new IsaMills™ will allow 7 of these existing tower mills to be shutdown, while improving grinding capacity and zinc recovery. The mills will regrind intermediate flotation streams, one to a product size of 13 microns, the other to 25 microns. The decision was made after extensive on-site comparative testwork by Teck technical and research teams. "While we expect some flotation benefits from inert media, energy efficiency was the prime consideration." said Lacouture. "The remote Arctic location means that all of our power is diesel generated, and the diesel can only be shipped in during the brief Arctic summer."

IsaMill™ Technology Manager Greg Anderson said that IsaMills™ achieve high energy efficiency because they use fine ceramic grinding media. This is particularly important for grind sizes below about 70 microns, where grinding energy need increases rapidly. "In practice, operating ball mills and tower mills are limited to about 12 mm ball size, whereas the IsaMills™ are designed to efficiently use 2 mm or 3.5 mm media" he said.

The Red Dog IsaMills™ are expected to be commissioned by the first quarter of 2010.

Ends

Lindsay Clark
General Manager Mineral Processing – Xstrata Technology

Telephone	*+61 7 3833 8500*
Email	*LClark@xstratatech.com.au*
Web	*www.isamill.com*

Note to Editors

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries. Xstrata employs approximately 56,000 people, including contractors.

Xstrata Technology
Xstrata Technology develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. It has offices in Australia, South Africa, Canada and Chile, and is a wholly owned subsidiary of Xstrata plc, a major global diversified mining group, listed on the London and Swiss stock exchanges. For further information please visit www.xstrata.com or www.xstratatech.com.

Xstrata File
Number 82-34660

REGULATORY ANNOUNCEMENT

BLOCK LISTING SIX MONTHLY RETURN

Date: Zug 15 October 2008

1. **Name of applicant:**
   Xstrata plc

2. **Name of scheme:**
   Xstrata Capital Corporation A.V.V. US$375,000,000 4.00 per cent Guaranteed Convertible Bonds due 2017

3. **Period of return:**
   From: 15 April 2008 to 15 October 2008

4. **Balance under scheme from previous return:**
   13,575,432 Ordinary Shares of US$0.50 each ("Ordinary Shares")

5. **The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:**
   Nil

6. **Number of *securities* issued/allotted under scheme during period:**
   3,620

7. **Balance under scheme not yet issued/allotted at end of period:**
   13,571,812 Ordinary Shares

8. **Number and *class* of *securities* originally listed and the date of admission:**
   13,575,432 Ordinary Shares on 17 October 2006

9. **Total number of *securities* in issue at the end of the period:**
   977,670,540 Ordinary Shares

10. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

Zug, 21 October 2008

INTERIM MANAGEMENT STATEMENT AND

Q3 PRODUCTION REPORT

Highlights

- Ferrochrome, thermal coal, platinum, mined nickel, zinc in concentrate and lead production volumes increased in the third quarter compared to the same period in 2007
    - A 19% increase in thermal coal volumes on the comparative third quarter period was achieved through productivity improvements at the New South Wales operations and the ramp-up to 32 million tonnes at the Cerrejón mine in Colombia
    - The ramp up of the Elandsfontein mine increased platinum volumes by 158% during the third quarter of 2008 compared to the same period in 2007
- In the light of lower commodity prices and higher input costs, Xstrata acted quickly to suspend its Falcondo ferronickel operation in the Dominican Republic and closed its Lennard Shelf zinc mine, owned in joint venture with Teck Cominco, in Western Australia
- The European benchmark ferrochrome price was settled at $1.85 per pound for the fourth quarter. Mid-term coal negotiations with key Japanese generators were concluded in October at prices up to $145 per tonne
- On 6 August, Xstrata proposed a cash offer for Lonmin plc and acquired 10.68% of Lonmin's issued share capital. Xstrata subsequently announced on 1 October that it did not intend to make an offer for Lonmin, in light of the current unprecedented uncertainty in the financial markets and due to the requirement in the proposed terms of the acquisition debt facility to refinance a significant tranche in the short term. On the same day, Xstrata increased its stake in Lonmin, to bring its total interest to 24.9% of Lonmin's issued share capital
- Xstrata Copper's offer for Indophil Resource NL, its minority partner in its Tampakan project in the Philippines, expired on 29 August. On 5 September, Xstrata Copper acquired from Lion Selection Limited a 17.83% stake in Indophil Resources NL, taking Xstrata's stake to 19.9%
- On 1 October, Xstrata secured a new three-year revolving facility of $5 billion to refinance existing debt and for general corporate purposes. As a result, Xstrata has no significant debt refinancing requirements until 2011.

Xstrata File
Number 82-34660

In the period from 1 July 2008 Xstrata's operating and financial performance continues to be strong and the company's financial position remains robust. Xstrata's preliminary results for the year ending 31 December 2008 will be announced on 3 March 2009.

Xstrata contacts

Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964340
Email: cdivver@xstrata.com

Pamela Bell
Telephone: +44 20 7968 2822
Mobile: +44 7799 626715
Email: pbell@xstrata.com

Investors & analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455885
Email: hrossouw@xstrata.com

This Interim Management Statement has been prepared solely to provide additional information to shareholders as a body to meet the relevant requirements of the UK Listing Authority's Disclosure and Transparency Rules and should not be relied on by any other party or for any other purpose.

Q3 2008 PRODUCTION DATA

Xstrata Alloys

Chrome production increased by 4% in the third quarter compared to the same period in 2007. The increase was achieved as a result of the ramp up of the new energy efficient Lion smelter and the full three month contribution from previously idled capacity, which had been gradually returned to production during the first half of 2008. The full benefit of additional capacity was partially offset by planned and extended furnace shutdowns in response to reduced electricity supply from Eskom (South Africa's power utility), as a result of industry-wide energy restrictions in South Africa. Reduced power supply also affected ferrovanadium volumes, which fell by 8% compared to the same quarter in 2007.

Platinum volumes increased by 158% reflecting the ramp up of the Elandsfontein mine and concentrator, which reached steady state phase one production ahead of schedule in June.

Chrome	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Attributable saleable production (kt)	**308**	297	**923**	895
Indicative average published price (US¢/lb) (*Metal Bulletin*)	**205**	99	**173**	85

Vanadium	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Consolidated* saleable ferrovanadium production (k kg)	**1,026**	1,120	**2,554**	3,175
Consolidated* saleable vanadium pentoxide (k lb)	**4,803**	4,925	**11,730**	14,173
Indicative average published price ferrovanadium (US¢/kg) (*Metal Bulletin*)	**64.11**	37.34	**68.42**	37.16
Indicative average published price vanadium pentoxide (US¢/lb) (*Metal Bulletin*)	**15.74**	7.50	**14.82**	7.35
* Consolidated 100%				

Platinum Group Metals	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Consolidated** saleable production (oz)				
Platinum	**36,250**	14,068	**100,767**	35,687
Palladium	**16'818**	8,295	**47,444**	21,068
Rhodium	**4,850**	2,449	**12,906**	6,133
Average LBM prices ($/oz)				
Platinum	**1,542**	1,292	**1,822**	1,261
Palladium	**331**	348	**407**	353
Rhodium	**6,831**	6'068	**8,167**	6,013
** Consolidated 100% of Eland and 50% of Mototolo				

Xstrata File
Number 82-34660

Xstrata Coal

In the third quarter of 2008, total consolidated production of 23.5 million tonnes was up by 12% on the same quarter in 2007. Thermal coal volumes increased by 19%, benefiting from enhanced productivity at the New South Wales operations, specifically Ulan and Mount Owen. Coking and semi-soft coal production declined slightly over the same period due to pit sequencing and the timing of longwall moves.

Production from the South African operations remained consistent with the comparable period in 2007. Production at Cerrejón in Colombia continues to increase, as the operation ramps up to an annual run rate of 32 million tonnes per annum.

Production Data	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Total consolidated production (million tonnes)	**23.5**	20.9	**63.1**	59.0
Australian coking	**1.8**	2.1	**5.0**	4.4
Australian semi-soft coking	**1.4**	1.8	**4.7**	4.5
Australian thermal	**11.4**	8.5	**28.3**	25.9
South African thermal*	**6.1**	6.0	**17.1**	17.0
Americas thermal	**2.8**	2.5	**8.0**	7.2
Average received export FOB coal price ($/t)				
Australian coking	**313.8**	93.9	**208.3**	99.3
Australian semi-soft coking	**245.8**	63.4	**149.0**	61.6
Australian thermal	**107.6**	53.1	**89.6**	50.0
South African thermal	**87.4**	52.7	**79.9**	50.6
Americas thermal	**86.0**	50.9	**76.2**	51.8

* For production reporting DTJV is included for the full nine months to September 2008.

Xstrata Copper

Third quarter production improved by 5% compared to the second quarter as planned production improvements started to flow through. Mined copper production was 8% lower than the strong production achieved in the same period in 2007. Production was affected by lower volumes from Collahuasi due to a number of reasons including maintenance issues at the filter plant, an unplanned 14 day shutdown at the SAG mill and metallurgical difficulties in the concentrator, as well as lower grades from Minera Alumbrera, which together offset the improving performance of the majority of Xstrata Copper's operations.

Total refined copper production increased by 17% as the Townsville refinery treated a higher tonnage of mined copper processed at Mount Isa, while the Horne smelter and CCR refinery in Canada received and treated higher levels of custom feed.

Production Data	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Total mined copper production (t) (contained metal)	**234,615**	255,806	**674,999**	704,942
Total mined gold production (oz) (contained metal)	**141,478**	219,952	**473,166**	541,152
Total copper cathode (t) (from mined and third party material)	**212,635**	182,398	**626,642**	586,414
Average LME copper price (US$/t)	**7,680**	7,713	**7,973**	7,096
Average LBM gold price (US$/t)	**869**	681	**898**	666

Xstrata File
Number 82-34660

Xstrata Nickel

Total mined nickel production in the third quarter of 2008 increased by 17% compared to the third quarter of 2007, mainly due to the inclusion of Xstrata Nickel Australasia, formed following the acquisition of Jubilee Mines in January 2008. A slight decrease in mined production at the Sudbury and Raglan operations in the third quarter was due to lower grades from Sudbury as some operations approach the end of mine life and anticipated lower grades at Raglan. Craig Mine in Sudbury will be replaced by the new Nickel Rim South mine, which is on track to commence production in 2009. Grades at Raglan are expected to improve in early 2009. Increased volumes of third party feed offset lower mined production from the Canadian operations and led to a 3% increase in nickel production at the Nikkelverk refinery.

In August, the Falcondo operation in the Dominican Republic announced a temporary maintenance shutdown due to the combination of high oil prices, which represent the majority of the site's costs, and lower nickel prices. As a result, ferronickel production in the third quarter decreased by 42% compared to the same period in 2007.

Production Data	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Total mined nickel production (t) (contained metal)	**13,620**	11,665	**40,230**	40,014
Total mined ferronickel production (t) (contained metal)	**4,387**	7,595	**18,782**	22,344
Total mined copper production (t) (contained metal)	**6,935**	7,547	**22,150**	24,668
Total mined cobalt production (t) (contained metal)	**323**	318	**1,006**	1,073
Total refined nickel production (t) (payable metal)	**22,621**	21,905	**66,195**	64,776
Average LME nickel price(US$/t)	**18,961**	30,205	**24,533**	39,900
Average LME copper price (US$/t)	**7,680**	7,713	**7,973**	7,096
Average Metal Bulletin cobalt low grade price (US$/lb)	**31.65**	25.47	**40.86**	26.03

Xstrata File
Number 82-34660

Xstrata Zinc

Zinc in concentrate production increased by 30% during the third quarter of 2008 due to the expansion of the Australian operations and the commencement, on 1 July, of production at the new Perseverance mine in Canada. Increased production was achieved despite the announcement on 14 July of the closure of the Xstrata Zinc-Teck Cominco joint venture Lennard Shelf mine in Western Australia. The operation was closed due to the decline in zinc and lead prices, the appreciation of the Australian dollar and increased energy and labour costs which made the operation uneconomic. Lennard Shelf's mining and milling operations ceased in early August.

Total zinc metal production was slightly reduced due to the failure of a transformer at the San Juan de Nieva smelter.

Expansions, higher grades and improved concentrator recoveries at the Australian operations led to higher lead in concentrate production during the third quarter of 2008. Increased volumes of Mount Isa lead concentrate refined at Northfleet in turn contributed to higher lead metal production, up 18% on the comparable period in 2007.

Production Data	**Q3 2008**	Q3 2007	**Nine months to 30.09.08**	Nine months to 30.09.07
Total zinc in concentrate production (t)	**241,881**	185,634	**622,659**	562,678
Total zinc metal production (t)	**208,818**	210,595	**620,761**	631,193
Total lead in concentrate production (t)	**64,392**	51,745	**192,145**	161,532
Total lead metal production (t)	**46,273**	39,177	**159,745**	138,710
Average LME zinc price (US$/t)	**1,773**	3,238	**2,101**	3,452
Average LME lead price (US$/t)	**1,913**	3,142	**2,366**	2,373

Ends

Xstrata File
Number 82-34660

NEWS RELEASE

Xstrata Technology Wins Queensland Exporter of the Year Award

Brisbane, 21st October, 2008

On Thursday the 16th of October, the 2008 Premier of Queensland's Export Awards were announced in Brisbane at the Brisbane Convention Centre by Queensland State Premier Anna Bligh. Xstrata Technology was awarded the Queensland Exporter of the Year, as well as winning the Large Services Award and a was finalist in the Large Advanced Manufactures category,

Joe Pease, Chief Executive of Xstrata Technology, said "It was an honour to win the Awards from such a strong field of applicants. This is great recognition for our hard working team, our committed clients, and the people at Xstrata's Australian sites who led the development of more efficient technologies". He also thanked the Queensland and Australian Governments for their continued support and recognition of exporting businesses through many initiatives, including the annual Export Awards.

Xstrata Technology develops, markets and supports technologies for the global mineral processing and metal smelting and refining industries. These technologies include ISASMELT™ and ISACONVERT™ smelting processes, IsaMill™ grinding mills, ISA PROCESS™ and Kidd Process copper refining technology, the Jameson Cell flotation machine, and Albion Process leaching technology. These technologies were originally developed for use in Xstrata's own operations, and are now exported globally. Pease believes that being operators of the technology is key to their success. "We know what is important as operators, and we try to support our clients in the way that we would like to be supported", he said. "We provide a comprehensive technology package, including process and equipment design, equipment supply, process control, operator training, commissioning assistance and ongoing process and maintenance support."

Xstrata Technology will now be a National Finalists in the Australian Export Awards which will be announced at the National Awards Presentation dinner on Friday, 5th of December 2008, at the National Gallery of Victoria in Melbourne.

Ends

Joe Pease
CEO – Xstrata Technology
Telephone *+61 7 3833 8500*
Email *JPease@xstratatech.com.au*
Web *www.xstratatech.com*

Note to Editors

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries. Xstrata employs approximately 56,000 people, including contractors.

Xstrata Technology
Xstrata Technology develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. It has offices in Australia, South Africa, Canada and Chile, and is a wholly owned subsidiary of Xstrata plc. For further information please visit www.xstrata.com or www.xstratatech.com.

Xstrata File
Number 82-34660

MEDIA RELEASE

XSTRATA COAL WINS PREMIER'S NSW EXPORT AWARD for 4th CONSECUTIVE YEAR

Sydney, 24 October 2008 – For the fourth consecutive year, Xstrata Coal has won the Minerals and Energy category of the 2008 Premier's New South Wales Export Awards.

The prestigious State award was presented to Xstrata Coal in recognition of its continuing contribution to the NSW export industry through its generation of revenue for the State and employment of locally based employees.

In 2007 Xstrata Coal's New South Wales operations produced 36.7 million tonnes or about 40% of Xstrata Coal's global production.

"To win the Premier's export awards for the fourth consecutive year is a credit to the ongoing efforts of our employees and New South Wales management team. We are very proud to continue to be recognised as a leading employer and exporter for the State," said Mick Buffier, Chief Operating Officer, Xstrata Coal New South Wales.

"Xstrata Coal contributes about $1.5 billion to the New South Wales economy each year through the payment of Government royalties, wages, rail and port charges and investment in mines goods and services."

Approximately 80% of Xstrata Coal's NSW production is sold in Japan, South Korea and Taiwan, with some tonnage also destined for Mexico and other smaller markets in the Asia-Pacific Region. While most customers are based in North Asia or Europe, the company supplies coal to every continent except Antarctica.

"Since its inception in early 2002, Xstrata Coal has managed a consistent and effective export marketing strategy to achieve premium prices for Australian coal brands in return for superior performance in terms of reliability, delivery and product quality," said Mr Buffier.

Approximately 2,500 people are employed throughout Xstrata Coal's NSW underground and open cut mines, the majority of which are located in the Hunter Valley and the remainder throughout the western and southern highland coalfields.

END

For further media information:
James Rickards
Communications Manager
Phone: 07 3115 5382
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

Xstrata File
Number 82-34660

xstrata
copper

NEWS RELEASE

XSTRATA COPPER TO VOTE AGAINST INDOPHIL RESOLUTION

Brisbane, 31 October 2008

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata"), a wholly owned subsidiary of Xstrata plc (LSE: XTA.L, ZSE: XTA.S), is the largest shareholder in Indophil Resources NL with a 19.9% shareholding.

Indophil's only major asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. On 11 September 2008, the Board of Indophil announced that it had received an offer from Alsons Corporation to acquire Indophil's interest in the world class Tampakan copper deposit. The terms of any sale agreement with Alsons have not yet been negotiated.

Despite the lack of clarity over the terms of any sale agreement, the Indophil Board is seeking shareholder approval to provide it with an open-ended mandate to sell the Company's only major asset at a general meeting to be held on 12 November 2008.

The Resolution proposed by the Indophil Board exposes shareholders to potential loss of value and lacks clarity in a number of key areas, including price, timeframe, whether and how cash would be returned to shareholders and the funding arrangements of any purchaser given the financial market crisis. Given this uncertainty, Xstrata intends to vote against the resolution

If the Resolution is approved:

- Indophil's Board will have the authority to sell its interest in the Tampakan Project at a lower price than the indicative level of $1.28 per share;
- Indophil could elect not to return any proceeds from the sale of the Tampakan Project to Indophil shareholders, but instead retain them for corporate purposes; or
- A sale could trigger a large tax liability for Indophil shareholders or Indophil or both. The result would be to reduce the value of any sale for Indophil shareholders. The Indophil Board has not disclosed the size or nature of tax liabilities resulting from its proposal.

Xstrata Copper Chief Executive, Charlie Sartain, said:

"We, like other Indophil shareholders, acquired our stake in Indophil at a premium to the current share price and want to maximise the value of our shareholding. We are not necessarily opposed to the sale of Indophil's interest in the Tampakan project at a definitive, acceptable price, in a manner that returns cash to shareholders in a tax-efficient and timely manner. Equally, as the manager and majority owner of the Tampakan project, we would welcome Alsons' increased participation in the project.

"However, we are not prepared to give the Indophil Board free rein to sell the company's only major asset at an undisclosed price and on undisclosed terms. No shareholder should be asked to give a Board such an ill-defined, wide-ranging mandate. Only when the Indophil Board has run a competitive sale process and only when it has received a definitive acceptable proposal should shareholders be asked to approve the sale.

"We believe that voting against the Resolution is in the best interests of all shareholders. It is the only way to protect all Indophil shareholders against potential loss of value and to ensure that the Indophil Board provides shareholders with an appropriate amount of information prior to any future proposed sale of Indophil's only major asset. We encourage other Indophil shareholders to vote against the Resolution on 12 November."

ENDS

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

www.xstrata.com

About the Tampakan copper project

The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc.
www.smi.com.ph

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

About Indophil

Indophil Resources NL is an ASX listed company, incorporated in 1996, to acquire, explore for and develop gold and copper-gold opportunities in the Asia-Pacific region and it is now looking to broader horizons. Indophil's team is highly-experienced and successful in minerals development, with specialisation in the Philippines.

Indophil's focus has been the development of the world class Tampakan copper project in the southern Philippines. Indophil owns 34.23% of the Tampakan project, and has arrangements in place to lift that stake to 37.5%. The remaining 62.5% is held by Xstrata.

MEDIA RELEASE

XSTRATA COPPER TO CONDUCT SEPIK RIVER SURVEY

Brisbane, 5 November 2008

Xstrata Copper will conduct a survey into the aquatic life and water quality of the Sepik River Catchment area in Papua New Guinea, as part of its evaluation of the Frieda River Copper-Gold project.

This study will commence this month and provide important environmental baseline data information about water-based life in the Sepik River Catchment following the introduction of non-native fish species as part of a stocking program in the early 1990s.

The work will be conducted in partnership with Australian environmental consulting company Hydrobiology, the National Fisheries Authority, the Department of Environment and Conservation and local communities along the Sepik River.

Frieda River Project General Manager, Dugi Wilson, said the surveys would provide information on the biological condition of the Sepik River catchment, including details about the habitats, fish, small aquatic animals and water and sediment quality in the Sepik River catchment.

"They will also provide valuable information about the success of the fish stocking program in the early 1990s and the health of fish populations and the river system," Mr Wilson said.

The surveys will be conducted in two stages. The first stage includes the Leonard Schultz River catchment, Sepik River mainstream and off-river water bodies in November and December. The second stage includes the Upper Sepik River, May River and Frieda River in January 2009.

"This information will enable us to develop a detailed understanding of the environmental conditions in the project area which will help us to plan more effectively," Mr Wilson said.

"Xstrata Copper is very conscious of the negative impact some past mining practices have had on the environment and communities in Papua New Guinea, and given this legacy, we take our environmental responsibilities especially seriously and believe operating to the highest international standards is essential to our long-term success," he said.

"Xstrata is becoming recognised as one of the world's most responsible mining companies, despite our relatively short history.

"Our commitment to sustainable development is fundamental to the way we operate our businesses globally, and we are proud to bring this philosophy and corporate culture to the Frieda River project."

ENDS

Xstrata File
Number 82-34660

For further information, please contact:

Xstrata Copper		**Xstrata Copper**	
Sue Sara		Emily Russell	
Telephone:	+61 7 3295 7535	Telephone:	+56 2 4782204
Mobile:	+61 7 411 206 090	Mobile:	+56 9 78879487
Email:	suesara@xstrata.com.au	Email:	erussell@xstratacopper.cl

About the Frieda River Project

The Frieda River copper-gold project is located near the border of the Sandaun and East Sepik Provinces of north-western Papua New Guinea. Xstrata Copper holds approximately 75% interest in the project and Highlands Pacific and OMRD the remaining 25%. Xstrata Copper is the project operator.

For more information about the Frieda River Project, or the Sepik River Survey please contact Michael Hawkins Tel 675 320 1276 or visit
http://www.xstrata.com/assets/pdf/xcu_sustainability_2007_friedariver.en.pdf

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides the potential to double annual production through organic growth.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata File
Number 82-34660

xstrata
copper

MEDIA RELEASE

XSTRATA COPPER'S KIDD METALLURGICAL FACILITY AND UNION REACH AGREEMENT IN PRINCIPLE

Timmins, Ontario, 5 November 2008

Xstrata Copper Canada is pleased to announce it has reached a tentative agreement with the Union Executives of CAW-Local 599 for the renewal of the collective agreement at the Kidd Metallurgical site.

Kidd Metallurgical employees are expected to vote on the agreement on November 6, 2008. The collective agreement expired on September 30, 2008 at midnight and the CAW has been on strike since October 1.

Ends

Media contact
Louis-Philippe Gariepy
Manager, Corporate Affairs
T: +1 514 645 2311 ext. 2162
E: lpgariepy@xstratacopper.ca
www.xstrata.com

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides the potential to double annual production through organic growth.

Xstrata File
Number 82-34660

xstrata
copper

NEWS RELEASE

XSTRATA COPPER REAFFIRMS ITS INTENTION TO VOTE 'AGAINST' THE INDOPHIL RESOLUTION

Brisbane, 6 November 2008

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata"), today rejected claims made by Indophil that it is seeking to prevent any other party from acquiring Indophil's interest in the Tampakan Project.

Xstrata also reaffirmed its intention to vote against the Resolution to provide the Indophil Board with an open-ended mandate to sell the Company's only major asset at its upcoming General Meeting on Wednesday 12 November, 2008.

Xstrata is the largest shareholder in Indophil Resources NL with a 19.9% shareholding. Indophil's only major asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines.

Xstrata Copper Chief Executive, Charlie Sartain, said:

"We have consistently maintained that Xstrata would welcome the increased participation of Alsons in the project, if it were to result from a proper and transparent sales process.

"However we believe that voting against the Resolution on 12 November is the only way to ensure that the Indophil Board provides an appropriate level of disclosure to all Indophil shareholders before it proceeds to sell Indophil's only major asset.

"If approved, the Resolution would allow Indophil to sell Tampakan to an undetermined buyer, at an undisclosed price and on undisclosed terms. This is unacceptable and highly unusual.

"Our feedback from other Indophil shareholders tells us that they want more information about the proposal from the Indophil Board and they want a say in the sales process. We encourage all Indophil shareholders to vote against the Resolution on 12 November."

Any acceptable sale Resolution needs to define:
- The price for which the Tampakan Project will be sold;
- The timeframe for a sale;

- The identity of the party to which the Tampakan Project will be sold;
- The funding arrangements proposed by the buyer, in light of the current financial market crisis;
- The tax liability that will result from the sale that will ultimately be borne by shareholders; and
- How and when shareholders will receive the cash distribution from the sale.

ENDS

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

www.xstrata.com

About the Tampakan copper project
The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc.
www.smi.com.ph

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

About Indophil
Indophil Resources NL is an ASX listed company, incorporated in 1996, to acquire, explore for and develop gold and copper-gold opportunities in the Asia-Pacific region and it is now looking to broader horizons. Indophil's team is highly-experienced and successful in minerals development, with specialisation in the Philippines.

Indophil's focus has been the development of the world class Tampakan copper project in the southern Philippines. Indophil owns 34.23% of the Tampakan project, and has arrangements in place to lift that stake to 37.5%. The remaining 62.5% is held by Xstrata.

Xstrata File
Number 82-34660

xstrata
copper

MEDIA RELEASE

UNION RATIFIES NEW COLLECTIVE AGREEMENT AT XSTRATA COPPER'S KIDD METALLURGICAL FACILITY

Timmins, Ontario, November 6, 2008

Xstrata Copper Canada announces that the members of CAW-Local 599 have ratified a new three year collective agreement. 71% of employees attending the ratification meeting voted in favour of the agreement.

The agreement includes wage increases of 3.25% (year 1), 3% (year 2), 2% plus COLA (year 3) as well as a $2000 signing bonus. The agreement also includes improvements in health and dental benefits, shift premiums and changes to various language items.

"We are very pleased to have achieved a new collective agreement with our employees and look forward to returning to normal operations as soon as possible", said Thompson Hickey, General Manager of the Kidd Metallurgical site.

The previous collective agreement expired on September 30, 2008 at midnight and the CAW has been on strike since October 1.

Ends

Media contact
Louis-Philippe Gariepy
Manager, Corporate Affairs
T: +1 514 645 2311 ext. 2162
E: lpgariepy@xstratacopper.ca
www.xstrata.com

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides the potential to double annual production through organic growth.

Xstrata File
Number 82-34660

ANTAMINA

EXTERNAL NEWS RELEASE

COMPAÑIA MINERA ANTAMINA S.A. ANNOUNCES UPDATED RESERVE ESTIMATE AND EXPANSION STUDY

Compañia Minera Antamina S.A. (Antamina) announced today a 77% increase to the Mineral Reserve estimate for the Antamina deposit.

This new reserve estimate represents an increase of approximately 325 million tonnes of ore from the previous reserve estimate as of January 1, 2008. Contained copper in the reserves is increased by 69% and contained zinc by 35%. Both grades and tonnages have increased for all reserve categories. The new Mineral Reserves have been included in the scope of the previously announced pre-feasibility study to evaluate expansion alternatives.

The new estimate was developed using the Antamina 2008 Resource Model that replaces the 2006 Resource Model. The 2008 Resource Model incorporates data obtained from over 105,000 meters of additional core drilling carried out from late 2006 through September 2007. The 2008 Resource Model, along with revised metal prices, was used to design a new open pit. The ensuing design resulted in a significant increase in ore reserves.

Antamina is now engaged in studies for the evaluation of expansion alternatives based on the increased ore reserves base, with expanded production capacity of around 30% already indicated from the pre-feasibility study. Antamina has retained AKER as engineering contractor and has placed letters of intent for a SAG mill, a ball mill, and key mining equipment.

Table 1 shows the updated reserves, and Table 2 shows the previous reserve estimate.

Table 1: New Mineral Reserve Estimate as of July 1, 2008

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Proven Copper Ores	100	1.14	0.17	8.7	0.036
Proven Copper Zinc Ores	42	0.99	2.30	19.5	0.009
Probable Copper Ores	454	1.05	0.17	9.7	0.031
Probable Copper Zinc Ores	149	1.05	2.07	17.9	0.008
Total Proven & Probable Reserves	**745**	**1.06**	**0.67**	**11.7**	**0.026**

Table 2. Previous Reserve Estimate as of January 1, 2008

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Proven Copper Ores	48	1.15	0.19	8.8	0.037
Proven Copper Zinc Ores	28	1.07	3.16	22.6	0.009
Probable Copper Ores	257	1.10	0.15	9.7	0.035
Probable Copper Zinc Ores	87	1.14	2.68	19.1	0.009
Total Proven & Probable Reserves	**420**	**1.11**	**0.88**	**12.4**	**0.028**

Table 3 below shows the full updated Antamina mineral resource estimate, which includes the reserves above, as previously announced on August 1st, 2008. Table 4 below shows the previous resource estimate, which also contains the previous reserve estimate

Table 3: Estimate of Antamina Mineral Resource as at July 1, 2008 (inclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	130	0.98	0.16	7.7	0.04
Measured Copper Zinc Ores	56	0.86	1.92	16.9	0.01
Indicated Copper Ores	581	1	0.16	9.3	0.03
Indicated Copper Zinc Ores	170	1.05	1.99	17.5	0.01
Inferred Copper Ores	489	0.83	0.13	9.7	0.02
Inferred Copper Zinc Ores	96	0.86	1.62	15.9	0.01

Table 4: Previous Estimate of Antamina Mineral Resource as at January 1, 2008 (inclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	78	0.91	0.17	7.3	0.04
Measured Copper Zinc Ores	44	0.85	2.32	17.8	0.02
Indicated Copper Ores	415	1.04	0.15	9.5	0.03
Indicated Copper Zinc Ores	143	1.11	2.54	18.0	0.01
Inferred Copper Ores	470	0.93	0.10	11.8	0.03
Inferred Copper Zinc Ores	43	0.91	1.97	18.1	0.01

The following tables show the Resource Estimate exclusive of reserves.

Table 5. Estimate of Antamina Mineral Resource as at July 1, 2008 (exclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Ores	91	0.9	0.14	7.12	0.04
Measured Copper Zinc Ores	31	0.67	1.01	12.57	0.01
Indicated Copper Ores	328	0.92	0.17	8.93	0.02
Indicated Copper Zinc Ores	85	0.96	1.32	15.92	0.01
Inferred Copper Ores	489	0.83	0.13	9.7	0.02
Inferred Copper Zinc Ores	96	0.86	1.62	15.9	0.01

Table 6: Previous estimate of Antamina Mineral Resource as at January 1, 2008 (exclusive of reserves)

Classification	Ore (Mtonnes)	Cu (%)	Zn (%)	Ag (g/t)	Mo (%)
Measured Copper Mineral	32	0.5	0.13	4.8	0.04
Measured Copper Zinc Mineral	16	0.47	0.87	9.7	0.04
Indicated Copper Mineral	158	0.94	0.15	9.1	0.03
Indicated Copper Zinc Mineral	56	1.06	2.33	16.2	0.01
Inferred Copper Mineral	470	0.93	0.1	11.8	0.02
Inferred Copper Zinc Mineral	43	0.91	1.97	18.1	0.01

Compañía Minera Antamina is a joint venture company held indirectly as to 33.75% by BHP Billiton Ltd., 33.75% by Xstrata plc, 22.5% by Teck Cominco Limited and 10% by Mitsubishi Corporation.

Xstrata File
Number 82-34660

ANTAMINA

The following notes apply to the new reserves estimate:

(1) The ore reserve estimate is compliant with both JORC (Joint Ore Reserves Committee) requirements for the ASX (Australian Stock Exchange) and with the requirements of the National Instrument 43-101 of the Canadian Securities Administrators.

(2) As is the case with all JORC and 43-101 reserve reports, the reserve estimate is the result of a life-of-mine plan that considered only measured and indicated resource categories. The following assumed long term metal prices were applied in developing the reserve estimate and life-of-mine plan: Copper $1.60/lb, Zinc $0.70/lb, Molybdenum $13.91/lb and Silver $8.35/oz. The life-of-mine plan was optimized using variable cut-off grades; so there is not a single cut-off grade applied to the reserve estimate.

(3) The information upon which this press release is founded and which relates to the Antamina Ore Reserves is based on information compiled by Mr. Daniel Gurtler who is employed by Compañía Minera Antamina and has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking. As such he is qualified as a Competent Person as defined under the JORC code and a Qualified Person as defined in CIM Standards on Mineral Resources and Reserves: Definition and Guidelines (the CIM Guidelines) distributed by Canadian Institute of Mining, Metallurgy and Petroleum and adopted by the CIM Council on December 30, 2005. Mr. Gurtler consents to the inclusion in this press release of the information above and to the form in which it appears.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. Mineral reserve estimates are based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve estimate may be incorrect, and the impact on reserves may be material. There can be no assurance that the indicated amount of minerals will be recovered or that they can be recovered at the prices assumed for the purposes of estimating reserves.

The following note applies to the resources estimate:

(1) The information in the report to which this statement is attached that relates to Mineral Resources is based on information compiled by Jhon Espinoza, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Espinoza is a full-time employee of the Compañia Minera Antamina, the operating entity of Antamina. Jhon Espinoza has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Espinoza consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

For additional information, please contact:

Pablo de la Flor, Corporate Affairs Vice president
Telephone: 511-217-3007 Fax: 511-217-3095
Email: pdelaflor@antamina.com

Xstrata File
Number 82-34660

xstrata
alloys

NEWS RELEASE

XSTRATA-MERAFE CHROME VENTURE ANNOUNCES SUSPENSION OF SIX FERROCHROME FURNACES

Rustenburg, 10 November 2008

Xstrata Alloys and Merafe Resources Limited announce the temporary suspension of six furnaces, representing 500,000 tonnes of annual ferrochrome production or approximately 29% of the Xstrata-Merafe Chrome Venture's total available capacity. Three furnaces at Rustenburg, two at Lydenburg and one at Wonderkop will remain suspended until further notice, reducing ferrochrome production in 2008 by some 80,000 tonnes.

Peet Nienaber, Xstrata Alloys Chief Executive, commented:
"As the global market leader in ferrochrome, Xstrata and Merafe are acting responsibly and decisively to cut back production during a period of short term demand weakness. Today's announcement underlines the Xstrata-Merafe Chrome Venture's operational flexibility, which enables us to scale back production and optimise unit costs, while redeploying employees within the organisation. We will continue to respond promptly to market conditions as necessary."

Ends

Xstrata Contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

Investors and analysts
Hanré Rossouw
Telephone + 44 20 7968 2820
Mobile + 44 7879 455885
Email hrossouw@xstrata.com

Notes to editors

Xstrata Alloys

Xstrata Alloys is a business unit of Xstrata PLC, listed on the London and Swiss stock exchanges. Headquartered in Rustenburg, Xstrata Alloys is one of the largest South African producers of ferrochrome and vanadium.

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director
Claude Lamoureux

4. State whether notification relates to director named in 3 and identify the connected person
Notification does not relate to a person connected with a director

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Claude Lamoureux

8. State the nature of the transaction
Acquisition of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.000%

11. Number of shares, debentures or financial instruments relating to shares disposed
Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
Nil

13. Price per share or value of transaction
£10.93

14. Date and place of transaction
London – 7 November 2008

15. Date issuer informed of transaction
10 November 2008

16. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
11 November 2008

END

Xstrata File
Number 82-34660

xstrata
copper

NEWS RELEASE

XSTRATA COPPER DISAPPOINTED WITH RESULT OF SHAREHOLDER VOTE ON INDOPHIL RESOLUTION

Brisbane, 12 November 2008

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata"), today expressed its disappointment at the outcome of the shareholder vote on the Resolution at the Indophil Resources General Meeting today in Melbourne.

Xstrata is the largest shareholder in Indophil Resources NL with a 19.9% shareholding. Indophil's only major asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines.

Xstrata Copper Chief Executive, Charlie Sartain, said:
"Obviously we are disappointed that the Resolution to provide the Indophil Board with an open-ended mandate to sell the Tampakan project – Indophil's only major asset – was approved at today's General Meeting.

"We now expect the Indophil Board to provide its shareholders with the details of their proposed sale transaction as soon as possible.

"We expect that, in line with statements previously made by Indophil, that any sale of Indophil's shares in the Tampakan project will result in the timely and tax efficient return of value to shareholders equivalent to the $1.28 per share."

ENDS

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

www.xstrata.com

About the Tampakan copper project

The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc.
www.smi.com.ph

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

About Indophil

Indophil Resources NL is an ASX listed company, incorporated in 1996, to acquire, explore for and develop gold and copper-gold opportunities in the Asia-Pacific region and it is now looking to broader horizons. Indophil's team is highly-experienced and successful in minerals development, with specialisation in the Philippines.

Indophil's focus has been the development of the world class Tampakan copper project in the southern Philippines. Indophil owns 34.23% of the Tampakan project, and has arrangements in place to lift that stake to 37.5%. The remaining 62.5% is held by Xstrata.

Xstrata File
Number 82-34660

xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL TO CEASE END-OF-LIFE OPERATIONS AT SUDBURY AHEAD OF SCHEDULE TO FOCUS ON NEW LOWER COST MINES

Sudbury, Ontario, 13 November 2008

Xstrata Nickel today announces plans to cease operations at Craig and Thayer-Lindsley nickel mines ahead of schedule, both of which are approaching the end of their productive lives. These mines will be replaced by the new, lower cost Nickel Rim South and Fraser Morgan mines, both in advanced stages of development in Sudbury.

Ian Pearce, Xstrata Nickel Chief Executive commented: "Xstrata Nickel is taking decisive action during a period of lower nickel prices to reduce the cost of nickel production in Sudbury and ensure that our business remains robust throughout the economic cycle. In the current environment, these older, higher cost operations are no longer viable. The accelerated transition from older mines to lower cost operations will contribute to the sustainability of our business at Sudbury over the long-term."

Marc Boissonneault, Vice-President of Xstrata Nickel Sudbury Operations said: "Xstrata Nickel is fully committed to our long-term success in Sudbury and we continue to make significant and targeted capital investments in our future. We will continue to aggressively develop our low-cost mines at Nickel Rim South and Fraser Morgan, and to make prudent investments that allow us to operate successfully throughout the business cycle."

Thayer-Lindsley mine, with annual nickel output of 2,700 tonnes, will cease operation by the end of January 2009. Craig Mine, with annual nickel output of 5,500 tonnes, will enter into care and maintenance mode in June 2009. Infrastructure at Craig Mine will be maintained to support the ongoing Onaping Depth prefeasibility study.

Production will continue to ramp up at Nickel Rim South, which remains on budget and on schedule to commence production in 2009, ramping up to full production of 18,000 tonnes of contained nickel by early 2010. Nickel Rim South will be Xstrata Nickel's flagship operation at Sudbury with a long mine life and low cash operating costs. The Fraser Morgan mine will continue to ramp up to commission on schedule in late 2009. At full production Fraser Morgan will produce 7,200 tonnes of refined nickel per annum.

Permanent employees will be transferred from Craig and Thayer-Lindsley mines to Nickel Rim South and Fraser Morgan. In concert with these operational changes, Xstrata Nickel aims to reduce the number of permanent employees in Sudbury by approximately 250 positions through a voluntary early retirement program.

Xstrata Nickel's Sudbury operations will work collaboratively with employees, unions, suppliers, contractors and other community stakeholders to minimize any impact of these operational changes.

"We place tremendous value in our community relationships and we will interact with our stakeholders with transparency and respect throughout this process," said Boissonneault.

Ends

Editors Notes

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Contacts

Xstrata Nickel
Sudbury
Lori Horner
Telephone +1 705 693-2761 x6889
Email lhorner@xstratanickel.ca

Toronto
Peter Fuchs
Telephone +1 416 775-1523
Email pfuchs@xstratanickel.ca

Xstrata
Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

Investors and analysts
Hanré Rossouw
Telephone + 44 20 7968 2820
Mobile + 44 7879 455885
Email hrossouw@xstrata.com

el Morro

Xstrata File
Number 82-34660

PRESS RELEASE

A joint design between the community and the company:

MINERA EL MORRO SUBMITS ENVIRONMENTAL IMPACT STUDY

Copiapó, November 25 2008

After three years of intense consultation with local communities, El Morro SCM has submitted the Environmental Impact Study (EIS) for its El Morro copper project to the Environment Commission (CONAMA) for the Region of Atacama, Chile

"This is another important step for the El Morro project to progress the option of building a copper mine at El Morrio in the future. Through extensive community consultation, we have taken care to design a project that minimizes the operation's potential impact on the environment and the quality of life of surrounding communities," said Marcial Maturana, General Manager Minera El Morro.

The EIS was completed by a prestigious multidisciplinary team of professionals drawn from a number of environmental consultants, universities and research centres, led by Knight Piesold Consulting. A central aspect of this process was the redefinition of the project that took into account the feedback from the communities of the Huasco Valley during a comprehensive consultation process.

Pioneering joint design

Since 2005, El Morro has provided information and received feedback from local people about the project. Between 2006 and 2008, it has held four rounds of consultation with 44 community organisations, attended by almost 1,200 people. The final project design included in the EIS is the result of this participatory design process with local communities.

The availability of water was identified as a priority concern, particularly in the Huasco River basin. In response, El Morro incorporated into its design the installation of a desalination plant to meet the requirements for potable and industrial water during the construction and operation of the project. Built on the coast at Totoral, the plant would safely provide 640 litres per second of desalinated seawater via a 190km pipeline to the operation located at 4,000m above sea level.

"While it is estimated that this strategic decision means an increase in the estimated total investment of close to 20%, the company believes that the plant is key to its commitment to the sustainable development of the region and its communities," says Maturana.

Secondly, the final design incorporates thickened tailings technology which would allow the project to maximise water recovery from the tailings for recycling in the process plant and reduce the final volume of the tailings deposit while contributing to its stability.

xstrata
copper

The redesigned project also takes into account community concerns about the access roads to the mine site. In order to minimize the impact on the quality of life of people living in the area, the EIS considers the construction of a new access road to the project that avoids traffic through the agricultural valleys and population centres. This measure seeks to protect the economic activity, lifestyle and safety of local people, and the landscape of the Huasco Valley.

Local Focus

El Morro respects and values the cultures, customs, interests and rights of its local communities and is committed to contributing to their sustainable development. To this end, El Morro seeks to form alliances with public and private entities and local interest groups to define and develop social projects to improve the quality of life of local communities and strengthen their cultural identity.

This process of joint design, together with El Morro's vision of sustainable development, makes this project a pioneer amongst Chile's new generation of mining projects.

Ends

El Morro contacts:

Name: Marcela Riquelme
Ph: +56 2 3370621
Mobile: +56 81881005
Email: mriquelme@xstratacopper.cl

Name: Juan Pablo Schaeffer
Ph: +56 2 478 2272
Mobile: +56 9 9949 5245
Email: jschaeffer@xstratacopper.cl

Name: Emily Russell
Ph: +56 2 478 2204
Mobile: +56 97887 9487
Email: erussell@xstratacopper.cl

About El Morro

El Morro is located 4,000 meters above sea level in the district of Alto del Carmen, in the Atacama region. Investment costs are estimated at US$2.5 billion and the mine would have a useful life of 14 years plus two to three years for the construction phase and five years for the period of mine closure.

The deposit would be exploited as an open pit mine and the extracted ore processed by floatation at the rate of 90,000 tonnes a day to produce 2,200 tonnes a day of copper concentrates. El Morro has estimated mineral reserves of 450 million tonnes with an ore grade of 0.58% copper.

The construction phase would require an average of 2,600 qualified workers, with a peak of 5,800. During its operation, the mine would employ around 2,000 workers.

The partners in Sociedad Contractual Minera El Morro are Xstrata Copper (70%) and New Gold (30%).

Xstrata File
Number 82-34660

xstrata
coal

MEDIA RELEASE

XSTRATA COAL BECOMES FOUNDATION MEMBER OF GLOBAL CCS INSTITUTE

Sydney, 26 November 2008

Xstrata Coal has become a foundation member of the Global Carbon Capture and Storage Institute (GCCSI), following a meeting of governments, researchers and industry in London this week.

The institute, an initiative announced in September by Australian Prime Minister Kevin Rudd, will aim to accelerate the commercial deployment of carbon capture and storage technologies, focussing on turning the IEA-CSLF-G8 recommendation for a diverse portfolio of demonstration projects by 2020 into a reality.

Xstrata Coal Chief Executive, Peter Freyberg, welcomed the Australian Government's commitment of AUD100 million per annum for the institute and acknowledged the Rudd Government's leading role in promoting the role of carbon capture and storage technologies.

Mr Freyberg, said,"Public private partnerships will be critical if CCS technology is going to make a meaningful and timely contribution to reducing global greenhouse gas emissions. The establishment of the institute recognises the urgent need for a greater understanding of the true costs of first-of-a-kind projects in Australia."

In addition to participating in the GCCSI, Xstrata Coal is investing around AUD250 million to address the company's greenhouse footprint and support research development and demonstration for low emission technologies through:

- Contributor to the Australian coal industry's voluntary AUD1 billion COAL21 Fund;
- Corporate participant in the AUD220 million CS Energy Oxyfuel Demonstration Project in Queensland;
- Invest AUD25 million in coal seam methane gas drainage at our operations in 2008;
- Potential platform provider for a major low emission coal power project in Queensland; and
- Active participation in the work of the Coal Industry Advisory Board to the International Energy Agency, and membership of the Australian Government's Energy Efficiency Opportunities programme.

Mr Freyberg said that while low emission technologies would be critical to reducing emissions from continued fossil fuel use for power generation, industry was also looking for a comprehensive climate change framework as part of a global solution capable of delivering:

- long term energy security;
- long term investment certainty for industry;
- ongoing economic growth and international competitiveness;
- a reduction in Australia's emissions calibrated to the international reduction task;

- availability of a suite of low emission technologies for widespread deployment;
- abatement of greenhouse gas emissions at least cost; and
- behavioural change not just by producers but also consumers.

END

Further Media information:

James Rickards
Communications Manager
Phone: 07 3115 5382
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director
David Rough

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
Notification does not relate to a person connected with a director

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
David Rough

8. State the nature of the transaction
Acquisition of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
3000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.000%

11. Number of shares, debentures or financial instruments relating to shares disposed
Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
£6.81

14. Date and place of transaction
London - 21 November 2008

15. Date issuer informed of transaction
24 November 2008

16. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
26 November 2008

END

Xstrata File
Number 82-34660

xstrata
alloys

NEWS RELEASE

XSTRATA-MERAFE CHROME VENTURE ANNOUNCES FURTHER FERROCHROME PRODUCTION CUTS

Rustenburg, 1 December 2008

On 10 November 2008, the Xstrata-Merafe Chrome Venture (the "Venture") announced the temporary suspension of six ferrochrome furnaces, representing 500,000 tonnes of annual capacity. The Venture reviews market conditions closely on an ongoing basis and has decided to implement further reductions in ferrochrome production to respond to short term weakness in demand. A further five furnaces have now been suspended, representing approximately 406,000 tonnes of annual ferrochrome production capacity and reducing 2008 ferrochrome production by a further 50,000 tonnes. The total suspended capacity represents 906,000 tonnes or 52% of annual operating capacity.

A total of one furnace at Boshoek, four furnaces at Rustenburg, three furnaces at Lydenburg and three furnaces at Wonderkop will remain suspended until market conditions improve. The Xstrata-Merafe Chrome Venture will continue to monitor prevailing market conditions closely. No lay-offs are anticipated for permanent employees at the furnaces, enabling the Venture to return capacity quickly and efficiently when market conditions allow.

Ends

Xstrata Contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

Investors and analysts
Hanré Rossouw
Telephone + 44 20 7968 2820
Mobile + 44 7879 455885
Email hrossouw@xstrata.com

Notes to editors

Xstrata Alloys Xstrata Alloys is a business unit of Xstrata PLC, listed on the London and Swiss stock exchanges. Headquartered in Rustenburg, Xstrata Alloys is one of the largest South African producers of ferrochrome and vanadium.

Xstrata File
Number 82-34660

xstrata
copper

PRESS RELEASE

XSTRATA COPPER CONFIRMS TOTAL DONATIONS OF CDN$150,000 TO MURDOCHVILLE

Murdochville, Québec, 2 December 2008

Xstrata Copper and the Town of Murdochville have signed a letter of agreement in which Xstrata Copper will donate goods and services totalling close to CDN$150,000 to the municipality.

The agreement provides for CDN$29,700 to level and beautify the entrances to the town, CDN$41,600 to demolish old industrial buildings and remove dangerous elements from the town's tunnels, CDN$10,000 to build a skateboard park and CDN$15,000 for other rehabilitation and demolition work.

The agreement also includes CDN$50,000 towards the operating costs of a new building that contains senior's housing and an early childhood centre. The donation will be spread over five years, at a rate of $10,000 a year, once the centre starts operating.

These donations are in addition to the land and industrial buildings which Xstrata donated to the town several years ago, including the building that now houses the Corus Centre for research on wind energy. In 2005, the Copper Interpretation Centre, which receives about 10,000 visitors a year, also received a donation worth CDN$50,000 in equipment from the mine and smelter.

The mayor of Murdochville, Délisca Ritchie-Roussy, noted how cooperative Xstrata Copper has been throughout the closure of the company's facilities in Murdochville: "We are very pleased with the cooperation we are receiving from Xstrata management, who listen to us and do everything possible to minimize the inconveniences of the major rehabilitation efforts underway in our town. Xstrata Copper is a key player in our history and leaves an important legacy that extends far beyond the donations announced today."

Jacques Moulins, General Manager, Site Environment and Rehabilitation for Xstrata Copper Canada, pointed out how important it is for the company to leave the community with an environment that will allow for future development: "The rehabilitation and demolition work is now drawing to a close and we wanted to give an additional hand to this dynamic community which is taking responsibility for its future."

This summer, an important milestone was reached on September 16, 2008 when the last roll of sod was laid down as part of the rehabilitation of properties in and around the town. Some 675 lots were rehabilitated, one year ahead of schedule.

Major projects are underway on the industrial site and several large buildings have already been demolished, including the smelter. Xstrata Copper has also made good progress in the Sandy Beach area in Gaspé, where it has rehabilitated 90% of the residential lots.

Xstrata Copper expects the work in Murdochville and Gaspé to be completed in 2009, for a total cost of CDN$140 million.

Ends

Media Contact

Louis-Philippe Gariépy
Director, Corporate Affaires
T: +1 514 645 2311, local 2162
E: lpgariepy@xstratacopper.ca
www.xstrata.com

Notes to editors

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Australia, Xstrata Copper is one of the commodity business units within Xstrata plc, a major global diversified mining group. Its operations and projects span eight countries: Argentina, Australia, Canada, Chile, Papua New Guinea, Peru, the Philippines and the USA. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with an annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides it with the potential to double its annual production through organic growth.

ABOUT XSTRATA

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, new Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata File
Number 82-34660

xstrata
nickel

NEWS RELEASE

FALCONDO TO CONTINUE SHUTDOWN

Bonao, Dominican Republic, 4 December 2008

Xstrata Nickel's Falcondo operation (Falconbridge Dominicana C por A), a nickel mining and processing operation in the Dominican Republic, will continue the shut down of its nickel production operations that began in August 2008 and place the operations under care and maintenance.

A feasibility study is currently under way at Falcondo to examine the potential to convert the operation's energy source from oil to a viable alternative. In addition to the energy conservation project, the Loma Miranda project will provide a new higher-grade mining area for Falcondo as well as extend the mine life.

Approximately 30% of the operation's full-time equivalent employees will be retained to provide care and maintenance, operate the power plant that provides energy to the Dominican Republic grid, and conduct progressive mine rehabilitation and reforestation activities. Approximately 900 employees will be laid off and will receive severance packages in addition to outplacement services and training.

"Despite evaluating various alternatives for the Falcondo operation during the temporary suspension of operations, it is not economically viable to restart operations," said Ian Pearce, CEO of Xstrata Nickel. "Falcondo has twenty years of identified resources and we are committed to securing a viable future for the operation. The energy conversion and Loma Miranda projects are important initiatives in this regard."

Ernest Mast, President and General Manager of Falcondo said: "Our immediate priority is to provide support, training and assistance for employees through the redundancy program. Falcondo will continue to support a wide range of community initiatives while the nickel operations are under care and maintenance. Falconbridge Dominicana C por A will also increase its financial support for the Falcondo Foundation, through which we will work closely with unions, community leaders and development organisations to provide support for enterprise development and training initiatives, education, health and youth projects for the communities associated with the Falcondo operation."

Ends

Xstrata contacts

Falcondo
Luis Rosado
Telephone: +1 809-525-3102 ext. 2596

Mobile: +1 809-545-9807

Email: lrosado@xstratanickel.com.do

Xstrata Nickel
Peter Fuchs
Telephone: +1 416-775-1523

Mobile: +1 416-305-9273

Email: pfuchs@xstratanickel.ca

Notes to editors

About Falcondo
Falcondo is a surface mining operation that has the capacity to produce 29,000 tonnes of nickel contained in ferronickel annually. Ferronickel is a combination of iron and nickel used almost exclusively by the stainless steel industry. The property is situated in the Dominican Republic, in the town of Bonao, 80 kilometres north of Santo Domingo. The facilities include a metallurgical treatment plant, a crude oil refinery and a 200 megawatt thermal power plant. Xstrata owns 85.26% of the outstanding shares of Falcondo.

The Falcondo Foundation, established in1989, is a non-profit foundation designed to encourage development in the areas of health, education, environment and culture. The Falcondo Foundation also enables area residents to plan and carry out development activities by supporting projects related to the preservation and management of natural resources. Since inception, the Foundation has donated approximately US$12 million, reforested more than 500 hectares of land, and complemented the efforts of the Dominican government to improve education by supporting approximately 78,000 students. In 2005, Falcondo received recognition from the Organization of States of America, as one of the "corporate citizens of the Americas" for its community initiatives.

About Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Québec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel.

Xstrata File
Number 82-34660

xstrata
technology

NEWS RELEASE

XSTRATA TECHNOLOGY WINS AUSTRALIAN EXPORT AWARD

Brisbane, 15th December, 2008

On Friday the 5th of December, the 2008 Australian Export Awards were announced in Melbourne at the National Gallery of Victoria. In the presence of the Prime Minister, Mr Kevin Rudd, and other federal and state ministers, Xstrata Technology was awarded the 2008 Australian Export Award in the Large Services category.

Joe Pease, Chief Executive of Xstrata Technology, accepted the award from Federal Minister for Trade, Simon Crean. Joe said "We are honoured that this award recognizes our commitment to provide high quality technology and services to minerals processing operations around the world. I thank the engineers and operators at Xstrata's operations in Mount Isa and Townsville who weren't satisfied with existing technology, and so developed new technologies to improve energy-efficiency and reduce emissions. They and our other customers around the world continue to work closely with us to further improve the technologies". Joe also said that the strong support of the Xstrata group was crucial. "Xstrata plc has always supported the commercialisation of our improvements in environmental and energy efficiency and to market these new technologies to the broader industry." he said.

Joe also thanked the Australian Government, Austrade and the Queensland Government for their commitment and assistance in helping Australian businesses export into world markets.

Xstrata Technology develops, markets and supports technologies for the global mineral processing and metal smelting and refining industries. Xstrata Technology provides integrated solutions to complex processing problems, combining testwork, process design, detailed engineering, equipment manufacture, operator training, installation supervision, commissioning assistance and ongoing process and maintenance support. Its key technologies includes the ISASMELT™ and ISACONVERT™ smelting processes, ISA PROCESS™ and Kidd Process copper refining technology, Jameson Cell flotation technology, IsaMill™ grinding mills and Albion Process leaching technology.

Ends

Joe Pease
CEO – Xstrata Technology
Telephone +61 7 3833 8500
Email JPease@xstratatech.com.au
Web www.xstratatech.com

Note to Editors

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries. Xstrata employs approximately 56,000 people, including contractors.

Xstrata Technology
Xstrata Technology develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. It has offices in Australia, South Africa, Canada and Chile, and is a wholly owned subsidiary of Xstrata plc. For further information please visit www.xstrata.com or www.xstratatech.com.

Xstrata File
Number 82-34660

xstrata
coal

Media Release

XSTRATA COAL SUSPENDS OPERATIONS AT OAKY CREEK No1 MINE

16 December 2008

Sydney - Xstrata Coal today announces the suspension of longwall operations at Oaky No1 underground coking coal mine, part of the Oaky Creek Coal (OCC) complex in Central Queensland.

The suspension of longwall operations will result in an immediate reduction of approximately 190 contractors for the OCC complex. About 40 permanent positions will be made redundant.

"Our priority is to assist those employees and members of the Tieri community most impacted by the suspension of operations at Oaky No1," said Ian Cribb, Chief Operating Officer, Xstrata Coal Queensland.

"Where possible, vacancies at the neighbouring Oaky North mine will be filled using Oaky No1 employees. All benefits will be paid to affected employees and we will be providing employment assistance, relocation and counselling services as required."

The suspension of longwall operations is in response to reduced market demand and sales for hard coking coal, resulting from the continuing global economic crisis and downturn in the steel and manufacturing industries.

"We are taking decisive action in the face of weaker demand for coking coal," said Mr Cribb.

"We remain committed to meeting our customer needs from stockpiles and through the continued operation of the Oaky North longwall. We will also continue to invest in Oaky No1 via the implementation of a development unit to ensure we are well-positioned to respond quickly when demand improves."

END

Notes to editors
Situated in Central Queensland, the Oaky Creek Coal complex produces more than 11 million run of mine (ROM) tonnes (approximately 7.9 million saleable) per year. Oaky No 1 mine produced approximately 6.2 million ROM tonnes in 2007.

Further media information:
James Rickards - Communications Manager
Phone: +61 7 3115 5384
Mobile: +61 419 731 371 Email: jrickards@xstratacoal.com

Xstrata File
Number 82-34660

McArthur River Mining

MEDIA RELEASE

MRM COMMENTS ON FEDERAL COURT DECISION

Darwin, 17 December 2008

Xstrata Zinc Australia's McArthur River Mining (MRM) expressed disappointment over today's decision by the Full Bench of the Federal Court to uphold the appeal against Justice Mansfield's June judgment.

The Court found in favour of the Appellants, who originally brought the action against the process followed by the Commonwealth Government.

MRM will carefully consider the judgment over the coming days and make no further comment in the interim.

Ends

For more information contact:

Patrick Collins
General Manager
Corporate Affairs and Community Relations
Xstrata Zinc Australia
Telephone +61 (0)7 3295 7588
Mobile +61 (0)423 842 994
Email pcollins@xstratazinc.com.au

Kathy Mac Dermott
General Manager
Rowland
Telephone +61 (0)7 3229 4499
Mobile +61 (0)448 844 508
Email kathy.macdermott@rowland.com.au

Notes to editors about Xstrata:

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata File
Number 82-34660

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise: the Mount Isa, George Fisher underground, Handlebar Hill open-cut and Black Star open-cut zinc-lead mines, zinc-lead concentrator, lead smelter and Bowen Coke Works in north Queensland; the McArthur River open-pit zinc-lead mine, processing and port operations in the Northern Territory; and 75% of the Lady Loretta zinc-lead deposit in north-west Queensland.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.